UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant To Section 13 OR 15(d) Of The Securities Exchange Act Of 1934

Date of Report (Date of earliest event reported): April 30, 2009



THE DIXIE GROUP

THE DIXIE GROUP, INC.

(Exact name of Registrant as specified in its charter)

Tennessee	0-2585	62-0183370
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

104 Nowlin Lane - Suite 101, Chattanooga, Tennessee	37421
(Address of principal executive offices)	(zip code)

(423) 510-7000
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02.   Results of Operations and Financial Condition.

On April 30, 2009, The Dixie Group, Inc. issued a press release reporting results for the first quarter ended March 28, 2009.

Item 9.01.   Financial Statements and Exhibits.

(c)   Exhibits

(99.1)   Press Release, dated April 30, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 30, 2009   **THE DIXIE GROUP, INC.**

                                          By: /s/ Gary A. Harmon
                                          Gary A. Harmon
                                          Chief Financial Officer

EXHIBIT 99.1



CONTACT: Gary A. Harmon
            Chief Financial Officer
            (706) 876-5851
            gary.harmon@dixiegroup.com

THE DIXIE GROUP REPORTS FIRST QUARTER 2009 RESULTS

CHATTANOOGA, Tenn. (April 30, 2009) -- The Dixie Group, Inc. (NASDAQ:DXYN) today reported financial results for the first quarter ended March 28, 2009. For the first quarter of 2009, the Company recorded $33,021,000 of unusual pre-tax costs as a result of impairment of goodwill, together with facility consolidation and severance expenses related to implementation of the Company's cost reduction plans. Of these expenses, $31,406,000 were non-cash.

Including the unusual items, the Company reported a loss from continuing operations of $35,441,000, or $2.90 per diluted share, in the first quarter of 2009, compared with income from continuing operations of $82,000, or $0.01 per diluted share, for the first quarter of 2008. Excluding the unusual items, the non-GAAP loss from continuing operations was $5,932,000, or $0.48 per diluted share, for the first quarter of 2009. Sales for the first quarter of 2009 were $47,639,000, down 33% from $70,722,000 in the year-earlier quarter.

Commenting on the results, Daniel K. Frierson, chairman and chief executive officer, said, "Sales of residential and commercial carpet deteriorated significantly during the first quarter of this year – for both the carpet industry and our business. We believe higher-end markets, where our business is concentrated, were affected more than the industry in general. We lowered inventories by over 12% in the quarter, which improved our balance sheet, but reduced production below our sales levels. Significantly lower production led to operating inefficiencies and higher unabsorbed fixed costs, which more than offset lower raw material and energy costs, and the effect of our cost reduction plans. We have taken additional actions to further reduce costs in response to current business levels.

"Our plan to consolidate our carpet tufting operation in Eton, Georgia, into our tufting, dyeing and finishing plant in Atmore, Alabama, is now complete. We reduced staffing an additional 13% in the first quarter, primarily in March, bringing our total employment down by 26% since the beginning of 2008. During March, we also reduced the level of compensation for all of our exempt salaried associates. The cost incurred to downsize our East Coast operations and reduce staff is now substantially behind us. We began seeing some of the benefits from these actions in March of this year. The full effect of these actions, additional staff reductions we have made, together with salary reductions, should have a positive impact on our results for the remainder of this year.

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"Following our evaluation of Fabrica's business, we have concluded that our customers can best be served by consolidating our Santa Ana tufting plant into our Santa Ana dyeing, finishing, and distribution facility. This consolidation, expected to be completed by the fourth quarter of this year, will trim operations to better align with Fabrica's business activity levels and reduce costs. Expenses to complete our cost reduction plan are expected to be approximately $400 thousand, which should be recorded throughout the remainder of this year.

"Our plans are on track to reduce inventories and limit capital expenditures to roughly half of our depreciation and amortization expense. Inventories were down 12% in the first quarter compared with the fourth quarter of 2008, and were down 20% compared with inventory levels at the end of the first quarter last year. Capital expenditures were slightly over $1.0 million, or 29% of the first quarter's depreciation and amortization. Total debt was reduced $9.6 million during the first quarter of 2009, due to lower working capital and capital expenditures. Our senior loan and security agreement does not have financial covenants, and we intend to continue positioning our business and balance sheet in response to the current economic downturn.

"The outlook for our business remains unclear. Although sales in April are running significantly below prior-year levels, our business has shown seasonal improvement since January of this year. April order entry levels in our residential and commercial markets continue to reflect this seasonal improvement. We are cautiously optimistic that this trend will continue; however, the severe weakness in the U.S. economy and difficult credit conditions will likely have an impact on demand for residential and commercial carpet products throughout this year. While we cannot predict how long the current economic downturn will last, or its impact on the markets we serve, we believe the changes we have made in our business position us to weather the current economic storm and benefit from improved conditions when they occur," Frierson concluded.

The Company's loss from discontinued operations was $116,000, or $0.01 per diluted share, for the first quarter of 2009, compared with a loss from discontinued operations of $69,000, or $0.01 per diluted share, for the first quarter of 2008. Including discontinued operations, the Company reported a net loss of $35,557,000, or $2.91 per diluted share, for the first quarter of 2009 compared with net income of $13,000, or $0.00 per diluted share, for the first quarter of 2008.

A listen-only Internet simulcast and replay of Dixie's conference call may be accessed with appropriate software at the Company's web site or at www.earnings.com. The simulcast will begin at approximately 11:00 a.m. Eastern Time on April 30, 2009. A replay will be available approximately two hours later and will continue for approximately 30 days. If Internet access is unavailable, a listen-only telephonic conference will be available by dialing (913) 312-0727 at least ten minutes before the appointed time. A seven-day telephonic replay will be available two hours after the call ends by dialing (719) 457-0820 and entering 9033847 when prompted for the access code.

The Dixie Group (www.thedixiegroup.com) is a leading marketer and manufacturer of carpet and rugs to higher-end residential and commercial customers through the Fabrica International, Masland Carpets and Dixie Home brands.

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THE DIXIE GROUP, INC.
Consolidated Condensed Statements of Operations
(unaudited; in thousands, except earnings per share)

		Three Months Ended		
		March 28, 2009		March 29, 2008
NET SALES	$	47,639	$	70,722
Cost of sales		38,024		50,165
GROSS PROFIT		9,615		20,557
Selling and administrative expenses		15,618		18,943
Other operating income		(43)		(148)
Other operating expense		182		187
Facility consolidation and severance expenses		1,615		---
Impairment of goodwill		31,406		---
OPERATING INCOME (LOSS)		(39,163)		1,575
Interest expense		1,486		1,476
Other income		(305)		(61)
Other expense		20		8
Income (loss) from continuing operations before income taxes		(40,364)		152
Income tax provision (benefit)		(4,923)		70
Income (loss) from continuing operations		(35,441)		82
Loss from discontinued operations, net of tax		(116)		(69)
NET INCOME (LOSS)	$	(35,557)	$	13
BASIC EARNINGS (LOSS) PER SHARE:				
Continuing operations	$	(2.90)	$	0.01
Discontinued operations		(0.01)		(0.01)
Net income (loss)	$	(2.91)	$	0.00
DILUTED EARNINGS (LOSS) PER SHARE:				
Continuing operations	$	(2.90)	$	0.01
Discontinued operations		(0.01)		(0.01)
Net income (loss)	$	(2.91)	$	0.00
Weighted-average shares outstanding:				
Basic		12,236		12,649
Diluted		12,236		12,768

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THE DIXIE GROUP, INC.
Consolidated Condensed Balance Sheets
(in thousands)

	March 28, 2009		December 27, 2008	
ASSETS	*(Unaudited)*			
Current Assets				
Cash and cash equivalents	$	169	$	113
Receivables, net		23,162		32,976
Inventories		65,888		75,167
Other		8,095		5,893
Total Current Assets		97,314		114,149
Net Property, Plant and Equipment		91,580		94,060
Goodwill		---		33,406
Other Assets		10,108		11,048
TOTAL ASSETS	$	199,002	$	252,663
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities				
Accounts payable and accrued expenses	$	24,979	$	27,691
Current portion of long-term debt		8,864		8,832
Total Current Liabilities		33,843		36,523
Long-Term Debt				
Senior indebtedness		59,294		68,549
Capital lease obligations		1,442		1,806
Convertible subordinated debentures		14,662		14,662
Deferred Income Taxes		6,130		10,713
Other Liabilities		11,502		12,822
Stockholders' Equity		72,129		107,588
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	199,002	$	252,663

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THE DIXIE GROUP, INC.
Reconciliation of Income (Loss) from Continuing Operations to Non-GAAP Income (Loss) from Continuing Operations
(unaudited; in thousands, except earnings per share)

	Three Months Ended
	March 28, 2009
Income (loss) from continuing operations	$ (35,441)
Add: Goodwill impairment	28,414
Add: Facility consolidation and severance expenses	1,095
Non-GAAP income (loss) from continuing operations	(5,932)
Non-GAAP basic earnings (loss) from continuing operations per share	$ (0.48)
Basic average shares outstanding	12,236
Non-GAAP diluted earnings (loss) from continuing operations per share	$ (0.48)
Diluted average shares outstanding	12,236

The Company believes a review of both GAAP and the above non-GAAP measures is useful for itself and investors in order to evaluate the Company's performance and for future planning and forecasting.

Statements in this news release, which relate to the future, are subject to risk factors and uncertainties that could cause actual results to differ materially from those indicated in such forward-looking statements. Such factors include the levels of demand for the products produced by the Company. Other factors that could affect the Company's results include, but are not limited to, raw material and transportation costs related to petroleum prices, the cost and availability of capital, and general economic and competitive conditions related to the Company's business. Issues related to the availability and price of energy may adversely affect the Company's operations. Additional information regarding these and other risk factors and uncertainties may be found in the Company's filings with the Securities and Exchange Commission.